Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF THE 2014 EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of Guangshen Railway Company Limited (the “Company”) or any adjournment thereof (the “EGM”) will be held at 2:30 p.m. on 16 December 2014 (Tuesday) at the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following ordinary resolutions:

ORDINARY RESOLUTIONS

1.	THAT the resolution in relation to termination of engagement of Mr. Li Wenxin as an executive director of the board of directors of the Company (the “Board”) be and is hereby reviewed and approved;

2.	THAT the resolution in relation to election of Mr. Wu Yong as an executive director of the Board be and is hereby reviewed and approved.

Notes:

(1)	Please refer to Appendix I to this notice for arrangements in relation to the proposed changes in directorship and for the biography of Mr. Wu Yong.

(2)	For the purpose of determining the list of holders of H shares that are entitled to attend the EGM, the register of members of the Company’s H shares will be closed from 16 November 2014 (Sunday) to 16 December 2014 (Tuesday) (both days inclusive), during which no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrar in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on 14 November 2014 (Friday). Shareholders of the Company whose names appear on the register of members of the Company at 4:30 p.m. on 14 November 2014 (Friday) or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

(3)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(5)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. lf the appointer is a corporation, the proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or relevant instrument must be certified by a notary public. To be valid, the proxy form, together with a notarized and certified copy of the power of attorney or any other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(6)	Shareholders who intend to attend the EGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 26 November 2014 (Wednesday).

(7)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC
29 October 2014

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin

Shen Yi

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Huang Xin

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting

APPENDIX I

Proposed Changes in Directorship

The Company received notices from Guangzhou Railway (Group) Company (“GRGC”), being the largest shareholder of the Company holding approximately 37.12% of the issued share capital of the Company as at the date of this notice, that it intended to elect Mr. Wu Yong as an executive director of the seventh session of the Board due to termination of the engagement of Mr. Li Wenxin with the Company as a result of changes in his position.

Biography of the Proposed Director

Wu Yong, aged 50, graduated with a bachelor degree and is a senior engineer with advanced remuneration. From July 1986 to September 2003, Mr. Wu had been an intern, a technical department clerk, an assistant engineer, an engineer, a deputy chief of wiring room and a deputy chief of Suxian Construction Section of Bengbu Branch of Shanghai Railway Bureau and the chief of Huaibei Construction Section, Fuyang Construction Section and Suzhou Construction Section of Bengbu Branch of Shanghai Railway Bureau. From September 2003 to November 2004, he served as an assistant to the chief of Bengbu Branch of Shanghai Railway Bureau. From November 2004 to March 2005, he served as a deputy chief of Bengbu Branch of Shanghai Railway Bureau. From March 2005 to April 2005, he served as the commander of Hewu Railway Construction Headquarters of Shanghai Railway Bureau. From April 2005 to April 2006, he served as an assistant to the chief of Wuhan Railway Bureau. From April 2006 to August 2008, he served as a deputy chief of Wuhan Railway Bureau. From August 2008 to March 2009, he served as an executive deputy chief of Wuhan Railway Bureau. From March 2009 to August 2014, he served as the chief and a deputy secretary of the Party Committee of Chengdu Railway Bureau. From August 2014, he has been serving as the chairman of the board of directors, the general manager and the deputy secretary of the Party Committee of GRGC, the largest shareholder of the Company.

Save as disclosed above, as at the date of this notice, Mr. Wu Yong (i) has not held any directorship in any listed public companies in the three years prior to the date of this notice, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has no other major appointments or professional qualifications; (iii) has no interest or is not deemed to be interested in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong); and (iv) has no relationship with any other directors, supervisors, senior management or substantial or controlling shareholders of the Company (as such terms are defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

The term of office of Mr. Wu Yong shall be the remaining term of the seventh session of the Board. In line with the Company’s remuneration and allowance package for the seventh session of the Board, Mr. Wu Yong will not be entitled to any director’s remuneration but will be entitled to an annual allowance of RMB18,000.

Save as disclosed above, there are no other matters concerning the appointment of Mr. Wu Yong that need to be brought to the attention to the shareholders of the Company nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.